
SEC MAIL PROCESSING
RECEIVED
JUN 08 2007
WASH, D.C.
209
SECTION


07007989

SECURITI

BB 6/22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2006 (MM/DD/YY) AND ENDING February 28, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Jacquin 415-328-3501 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones & Maresca, P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy (Address) Columbia (City), MD (State) 21044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 01 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ribis, Jones + Maresca, P.A., as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public



MAYRA F. JUAREZ
Commission # 1476434
Notary Public California
San Francisco County
My Comm. Expires Mar 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH POINT ADVISORS LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 2007


MAIL
RECEIVED
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JUN 0 8 2007
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TABLE OF CONTENTS



RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Independent Auditors' Report

To the Members of
North Point Advisors LLC and
NPA Aviation LLC

We have audited the accompanying consolidated statement of financial condition of North Point Advisors LLC and Subsidiary (collectively the "Company") as of February 28, 2007 and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of North Point Advisors LLC and Subsidiary as of February 28, 2007, and the results of their operations, the changes in their members' equity and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones & Maresca, P.A.

April 26, 2007 except for Schedules 1 and 3 as
to which the date is June 4, 2007

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	8,058,711
Client reimbursable expenses		41,524
Prepaid expenses and deposits		153,809
Investments, at fair value		3,498,287
Total Current Assets		11,752,331
PROPERTY AND EQUIPMENT, net		3,221,355
OTHER ASSETS		
Certificate of deposit, restricted		112,301
TOTAL ASSETS	$	15,085,987

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	105,220
Current portion of note payable		8,358
Total Current Liabilities		113,578
LONG-TERM LIABILITIES		
Capital lease payable		2,160,000
Note payable, net of current portion		45,153
Total Long-Term Liabilities		2,205,153
TOTAL LIABILITIES		2,318,731
MEMBERS' EQUITY		
Members' equity		12,767,256
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	15,085,987

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED FEBRUARY 28, 2007

REVENUE		
Advisory fees	$	15,847,248
Interest income		91,310
Total Revenue		15,938,558
EXPENSES		
Compensation		2,338,712
Benefits and taxes		148,484
Professional fees		1,949,525
Occupancy		211,342
Office expenses		136,687
Travel, entertainment and business development		552,853
Data and analytics		59,746
Insurance		12,147
Depreciation expense		73,333
Repairs and maintenance		46,175
Aircraft expenses		141,383
Interest expense		1,105
Other expenses		29,568
Total Expenses		5,701,060
NET INCOME	$	10,237,498

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2007

	Retained Earnings	Retained Earnings Available for Tax Distributions	Accumulated Gains	Total
BALANCE, MARCH 1, 2006	$ 1,731,581	$ 655,510	$ -	$ 2,387,091
Net income	10,237,498	-	-	10,237,498
Transfer of retained earnings (Note 4)	(3,322,500)	3,322,500		-
Tax distributions to Managing Member (Note 4)	-	(500,000)	-	(500,000)
Other comprehensive income:				
Net appreciation in fair value of investments	-	-	642,667	642,667
Change in Members' Equity	6,914,998	2,822,500	642,667	10,380,165
BALANCE, FEBRUARY 28, 2007	$ 8,646,579	$ 3,478,010	$ 642,667	$ 12,767,256

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,237,498
Adjustments to reconcile change in net income to net cash provided by operating activities:	
Depreciation and amortization expense	73,333
Advisory fees received in-kind	(793,703)
Changes in operating assets and liabilities:	
Decrease in accounts receivable	20,414
Decrease in client reimbursable expenses	108,346
Increase in deposits and prepaid expenses	(121,277)
Increase in accounts payable	23,705
Decrease in accrued referral fees payable	(697,450)
Decrease in accrued compensation payable	(557,409)
Net Cash Provided by Operating Activities	8,293,457
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(119,313)
Reinvested earnings on certificate of deposit	(5,342)
Purchases of investments	(2,022,282)
Net Cash Used in Investing Activities	(2,146,937)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to managing member	(500,000)
Proceeds from note payable	53,511
Net Cash Used for Financing Activities	(446,489)
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,700,031
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,358,680
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,058,711
SUPPLEMENTAL INFORMATION:	
Interest paid	$ 1,105

NON-CASH DISCLOSURE:
Aircraft of $2,953,703 was acquired through a capital lease of $2,160,000 and in-kind advisory fees of $793,703.

See independent auditors' report and accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point LLC, a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the company.

NPA Aviation LLC, a Delaware limited liability company, was formed on January 12, 2007 and operates under an agreement with North Point Advisors, LLC as the sole member. NPA Aviation LLC was formed to own and operate an aircraft.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of North Point Advisors LLC and NPA Aviation LLC of which North Point Advisors is the sole member. All significant inter-company balances and transactions have been eliminated in consolidation.

Basis of Accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Certificate of Deposit

The Certificate of Deposit is restricted to serve as collateral for the Company's letter of credit for the lease agreement.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash and cash equivalents, investments, receivables, accounts payable, accrued liabilities, capital lease obligation, and notes payable, approximated fair value at February 28, 2007.

Property and Equipment

Property and equipment are stated at cost. Expenditures which substantially increase an asset's useful life are capitalized. Minor replacements, enhancement, maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Other equipment	5 years
Aircraft	5 years
Automobile	5 years
Furniture	7 years
Leasehold improvements	remaining lease term

Investments

Investments consist of investments in non-publicly traded equity securities and limited partnerships which are recorded at fair value as determined annually by the Company. The Company takes into account the financial condition, operating results, the value of additional equity offerings of the issuers, and other factors pertinent to the valuation of the investments, in order to determine the fair value.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients which, pursuant to the terms of contractual agreements, will be recouped from relevant clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2007 and are considered fully collectible by management and no allowance has been recorded as of February 28, 2007.

Income Taxes

North Point Advisors LLC and NPA Aviation LLC are limited liability companies and are both considered, for United States of America tax purposes, to be a disregarded pass through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors LLC.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2007, the Company had net capital of $5,739,980 which was $5,450,139 in excess of its required net capital of $289,841. The Company's net capital ratio was 40.4% to 1.

NOTE 4 – CAPITAL ACCOUNTS

A capital account is maintained for each member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the LLC Agreement of North Point Advisors LLC and the Operating Agreement of NPA Aviation LLC.

The LLC Agreement of North Point Advisors LLC also defines a calculation for tax distributions to be provided to the members based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year. The amounts available for tax distributions and distributions made are reported in the statement of members' equity.

NORTH POINT ADVISORS LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(continued)

NOTE 5 – INVESTMENTS

Investments consisted of the following at February 28, 2007:

	Cost	Fair Value
Equity securities	$ 850,005	$ 1,273,005
Limited liability companies	1,958,333	2,178,000
Limited partnership	47,282	47,282
	$ 2,855,620	$ 3,498,287

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at February 28, 2007:

Airplane	$ 2,953,703
Artwork	19,895
Computer equipment and software	82,347
Other equipment	79,321
Office furniture	137,290
Automobile	66,233
Leasehold improvements	45,982
	3,384,771
Less accumulated depreciation	(163,416)
Net property and equipment	$ 3,221,355

Depreciation and amortization expense totaled $73,333 for the year ended February 28, 2007.

NOTE 7 – NOTE PAYABLE

The Company has a note payable which is secured by an automobile. The interest rate is 6% and monthly payments of $1,008 are due until May 3, 2012. Principal maturities of the note are as follows: $9,094 in 2008, $9,654 in 2009, $10,249 in 2010, $10,880 in 2011, $11,550 in 2012, and $2,084 in 2013.

NOTE 8 – RELATED PARTY TRANSACTION

An amount of $1,000,000 paid to the sole member of the Managing Member has been included in compensation expense.

NOTE 9 – 401(K) PLAN

The Company has a 401(K) plan that is available to all eligible employees who elect to participate. The participants can make optional salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2007.

NOTE 10 – CAPITAL LEASE AGREEMENT

In January 2007, the Company subleased an aircraft under a capital lease that expires in January 11, 2010. The sublease agreement is subordinate to and subject to the terms and conditions under the sublessor's Aircraft Lease Financing agreement ("Financing Agreement"). Under the terms of the sublease agreement, the Company assumes all operating costs of the airplane and is required to purchase the airplane on or before the expiration of the lease period for the remaining balance owned by the sublessor under the Financing Agreement, less $750,000. During the three year sublease period, the Company is not making monthly payments to the sublessor, and the sublessor retains all responsibility for making monthly payments pursuant to their Financing Agreement. In addition, the aircraft remains collateral for the "Financing Agreement". The obligation under the capital lease has been recorded in the consolidated statement of financial condition at the estimated present value of the lease obligation of $2,160,000. The aircraft will be depreciated starting March 1, 2007.

NOTE 11 – OPERATING LEASE AGREEMENT

The Company leases office space under an amended operating lease which expires May 31, 2009. The future minimum annual year ending lease payments are as follows: $213,041 in 2008, $217,481 in 2009 and $54,681 in 2010. Rent expense for the year ended February 28, 2007, including pro-rata share of expenses, was $211,342.

NOTE 12 – RISKS AND UNCERTAINTIES

Cash and cash equivalents are in excess of federally insured limits by $7,858,711 as of February 28, 2007.

The Company invests in non-publicly traded equity securities. Because of the inherent uncertainty of the fair valuation of these securities and the level of risk associated with certain investment securities, it is at least reasonable possibly that changes in the values of the investment securities will occur in the near term and such changes could materially affect amount reported in the statement of financial condition.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF FEBRUARY 28, 2007

Computation of net capital			
Member's equity from statement of financial condition		$	12,767,256
Deductions			
Non-allowable assets			
Investments			3,498,287
Client reimbursable expenses, net			41,524
Property and equipment, net			3,221,355
Prepaid expenses and deposits			153,809
Certificate of deposit, restricted			112,301
Total non-allowable assets			7,027,276
Net capital		$	5,739,980
Aggregate indebtedness		$	2,318,731
Computation of net capital requirements			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	154,582
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	154,582
Excess net capital (net capital, less net capital requirement)		$	5,585,398
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	5,508,107
Ratio: Aggregate indebtedness to net captial			40%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report, prior to amendment, as of February 28, 2007 to the audited consolidated statement of financial position. The FOCUS report was subsequently amended.

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2007

Computation of net capital			
Member's equity from statement of financial condition		$	12,767,256
Deductions			
Non-allowable assets			
Investments			3,498,287
Client reimbursable expenses, net			41,524
Property and equipment, net			3,221,355
Prepaid expenses and deposits			153,809
Certificate of deposit, restricted			112,301
Total non-allowable assets			7,027,276
Net capital		$	5,739,980
Aggregate indebtedness		$	2,318,731
Computation of net capital requirements			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	154,582
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	154,582
Excess net capital (net capital, less net capital requirement)		$	5,585,398
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	5,508,107
Ratio: Aggregate indebtedness to net captial			40%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report, prior to amendment, as of February 28, 2007 to the audited consolidated statement of financial position. The FOCUS report was subsequently amended.

SCHEDULE 2

NORTH POINT ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF FEBRUARY 28, 2007

The company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii)

The company has complied with the exemptive provisions of SEC Rule 15-c3-3.

SCHEDULE 3

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT TO THE STATEMENT OF FINANCIAL POSITION
AS OF FEBRUARY 28, 2007

Line		Unaudited FOCUS Report FORM X-17A-5	Adjustments [A]	[B]	[C]	[D]	Total Adjustments	Audited Statement of Financial Position
	Assets							
1	Cash	$ 8,058,710	$ -	$ 1	$ -	$ -	$ 1	$ 8,058,711
10	Property, net	222,777	2,932,345	66,233	-	-	2,998,578	3,221,355
11	Other assets	3,045,151	-	118,103		642,667	760,770	3,805,921
12	Total assets	11,326,638	2,932,345	184,337	-	642,667	3,759,349	15,085,987
	Liabilities							
15	Payable to non-customer	-	2,160,000	-	-	-	2,160,000	2,160,000
17	Accounts payable and other liabilities	74,147	-	-	31,073	-	31,073	105,220
18a	Notes payable, unsecured	-	-	-	53,511	-	53,511	53,511
20	Total liabilities	74,147	2,160,000	-	84,584	-	2,244,584	2,318,731
	Ownership Equity							
22	Members' equity	11,252,491	772,345	184,337	(84,584)	642,667	1,514,765	12,767,256
25	Total liabilities and members' equi	$ 11,326,638	$ 2,932,345	$ 184,337	$ -	$ 642,667	$ 3,759,349	$ 15,085,987

Explanations for audit adjustments:

[A] Capitalize equipment and airplane, record lease obligation and in-kind revenue, and adjust depreciation. The airplane was acquired through a non-cash transcation which was recorded with an offset to capital lease obligation and in-kind advisory service fee revenue.
[B] Record prepaid expenses, deposits, and other assets; record certificate of deposit income; and reclassify other assets to property.
[C] Record additional accounts payable and note payable.
[D] Record increase in estimated fair value of investments.

SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE STATEMENT OF FINANCIAL POSITION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF FEBRUARY 28, 2007

		UNAUDITED FOCUS REPORT FORM X-17A-5	AUDIT ADJUSTMENTS		AMENDED FOCUS REPORT FORM X-17A-5
Computation of net capital					
Member's equity from statement of financial condition		$ 11,252,490	$ 1,514,766		$ 12,767,256
Deductions					
Non-allowable assets					
Investments		2,855,620	642,667	[D]	3,498,287
Client reimbursable expenses, net		41,211	313	[B]	41,524
Property and equipment, net		222,777	2,998,578	[A,B]	3,221,355
Prepaid expenses and deposits		41,361	153,809	[A,B]	153,809
Certificate of deposit, restricted		106,959	5,342	[B]	112,301
Total non-allowable assets		3,267,928	3,800,709		7,027,276
Net capital		$ 7,984,562	$ (2,285,943)	[A,C]	$ 5,739,980
Aggregate indebtedness		$ 74,147	$ 2,244,584		$ 2,318,731
Computation of net capital requirements					
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 4,943	$ 149,639		$ 154,582
Minimum dollar net capital requirement	(B)	$ 5,000	$ 5,000		$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000	$ 149,639		$ 154,582
Excess net capital (net capital, less net capital requirement)		$ 7,979,562	$ (2,435,582)		$ 5,585,398
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 7,977,147	$ (2,510,401)		$ 5,508,107
Ratio: Aggregate indebtedness to net captial		1%			40%



RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1801 McCormick Drive
Suite 200
Largo, Maryland 20774
(301) 636-6001
Fax: (301) 636-6006

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Members of
North Point Advisors LLC and
NPA Aviation LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of North Point Advisors LLC and subsidiary (the "Company") for the year ended February 28, 2007, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
3. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rubio, Gomez & Maresca, P.A.

April 26, 2007

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